June 15, 2007

Mr. Robert Bick,
Chief Executive Officer and
Director.
EVOLVING GOLD CORPORATION
666 Burrard Street
Suite 725
Vancouver, BC V2C 2X8

INVESTOR RELATIONS AGREEMENT

Dear Sir:

The following is a resume of our discussion and confirms our mutual agreement regarding services mentioned below:

1. The undersigned, **Renmark Financial Communications Inc.** (hereinafter called "**Renmark**") agrees to render to **Evolving Gold Corporation** (hereinafter called "**EVG**") the investor relations services detailed in Appendix "A" attached.

   This agreement is for a 12-month period starting July 1st, 2007 and ending June 30th, 2008, unless otherwise terminated pursuant to the terms set out herein, or extended by mutual agreement of **EVG** and **Renmark**. **EVG** shall have the right to terminate this agreement any time after December 31st, 2007, providing **Renmark** a 30-day written notice to this effect. In this case the monthly fee shall be due and payable to **Renmark** during the notice period.

   Renmark shall have the right to terminate this agreement anytime giving to **EVG** a 30-day written notification, stating that **Renmark** will no longer render the services offered.

2. In consideration for services rendered, **EVG** agrees to pay to **Renmark**, the first day of every month, a monthly fee of $5,000 CDN for the period covered by this agreement.

3. **EVG** also agrees to reimburse to **Renmark** all expenses reasonably incurred by **Renmark** during the exercise of its mandate. All expenses will have to be pre-approved by an authorized officer of **EVG** before being incurred.

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4. All the applicable taxes, among others GST and QST, will be added to the amounts mentioned above.

5. **Renmark** shall conduct its activities competently, in good faith and in accordance with applicable laws and practices of the industry. **EVG** understands and acknowledges that **Renmark** cannot guarantee that the services provided hereunder will achieve any particular objective or fulfill any specified goals.

6. **EVG** shall provide **Renmark**, on a regular and timely basis, with all publicly available data and information concerning **EVG** as shall be reasonably requested by **Renmark** and with such other data and information with respect to the foregoing, as **EVG** deems advisable. **EVG** shall also use all reasonable efforts to advise **Renmark** of any facts, which would affect the accuracy of any data and information previously supplied pursuant to this paragraph. **EVG** shall provide **Renmark** with any publicly released news that may be material to **EVG** in a timely fashion.

7. This agreement shall be governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

If all the terms and conditions herein mentioned are acceptable to you, would you please sign the copy attached and return it to us at your earliest convenience.

Yours truly,

Henri Perron,
President.

. . . .

The undersigned, **Robert Bick, Chief Executive Officer and Director**, in the name of **Evolving Gold Corporation**, accepts the terms and conditions of this investor relations agreement, this 22 day of June 2007.

Robert Bick,
Chief Executive Officer and
Director.

APPENDIX "A"

MISSIONS

To establish a liaison between the company and its retail investors

To make the company more visible in the market place

INVESTORS RELATIONS

- Roadshows / investors forums
- Investment community relations
- News releases

ADMINISTRATIVE

- Dissemination of corporate information
- Distribution list
- Regular Mailings
- Database management

RESEARCH

- Stock trading information
- Market perceptions
- Industry

WEBSITE FOLLOW-UP

H.B.